UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

NEW YORK MORTGAGE TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

649604204

(CUSIP Number)

February 21, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649604204	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Mandarin Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 (see Item 4)
6 SHARED VOTING POWER 1,841,000 (see Item 4)
7 SOLE DISPOSITIVE POWER 0 (see Item 4)
8 SHARED DISPOSITIVE POWER 1,841,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,841,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.87% (see Item 4)
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 649604204	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 (see Item 4)
6 SHARED VOTING POWER 1,841,000 (see Item 4)
7 SOLE DISPOSITIVE POWER 0 (see Item 4)
8 SHARED DISPOSITIVE POWER 1,841,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,841,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.87% (see Item 4)
12	TYPE OF REPORTING PERSON IN

Item 1	(a).	Name of Issuer:

New York Mortgage Trust, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1301 Avenue of the Americas New York, New York 10019

Item 2	(a).	Name of Person Filing:

This statement is filed jointly by Mandarin Inc. (“Mandarin”) and Joseph Lewis (together with Mandarin, the “Reporting Persons”) pursuant to Commission Rule 13d-1(k)(1). Joseph Lewis is a director and the President of Mandarin and is the sole indirect owner of, and controls, Mandarin.

Item 2	(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of the Reporting Persons is:

c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas

Item 2	(c).	Citizenship:

Mandarin is an international business corporation organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Shares”)

Item 2	(e).	CUSIP Number:

649604204

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

1,841,000 Shares

	(b)	Percent of class:

9.87%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

0*

(ii) Shared power to vote or to direct the vote:

1,841,000*

(iii) Sole power to dispose or direct the disposition of:

0*

(iv) Shared power to dispose or to direct the disposition of:

1,841,000*

*  The Reporting Persons may be deemed to beneficially own 1,841,000 Shares which constitute approximately 9.87% of the Issuer’s 18,640,209 outstanding Shares of Common Stock (based on 3,640,209 Shares stated to be outstanding by the Issuer as of November 5, 2007 in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007 together with 15,000,000 additional Shares issued pursuant to that certain private placement of Shares described in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 19, 2008). Mandarin has shared voting power and shared dispositive power with regard to the 1,841,000 Shares that it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the Shares owned directly by Mandarin.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Mandarin has the right to receive dividends and the proceeds from the sale of the Shares held by the Reporting Persons. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANDARIN INC.

Date: February 28, 2008

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually